NORTHERN DYNASTY MINERALS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED
DECEMBER 31, 2003, 2002 AND 2001

(Expressed in Canadian Dollars)

D E  V I S S E R  G R A Y
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

AUDITORS' REPORT

To the Shareholders of Northern Dynasty Minerals Ltd.

We have audited the consolidated balance sheets of Northern Dynasty Minerals Ltd. as at December 31, 2003 and 2002, and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
May 7, 2004

NORTHERN DYNASTY MINERALS LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	December 31,	December 31,
	2003	2002

Assets

Current assets
Cash and equivalents	$3,441,464	$424,152
Amounts receivable and prepaids	229,145	178,834
Balances receivable from related parties (note 8)	–	79,350
	3,670,609	682,336

Equipment (note 4)	12,037	2,813

	$3,682,646	$685,149

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$145,642	$174,559
Balances payable to related parties (note 8)	284,080	11,729
	429,722	186,288

Shareholders' equity
Share capital (note 7)	21,064,437	11,035,977
Subscriptions received (note 7(b)(i))	–	650,000
Contributed surplus (note 7(e))	1,688,335	13,271
Deficit	(19,499,848)	(11,200,387)
	3,252,924	498,861
Nature of operations (note 1)
Subsequent events (note 11)

	$3,682,646	$685,149

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Operations
(Expressed in Canadian Dollars)

	Years ended December 31
	2003	2002	2001

Expenses
Conference and travel	$80,019	$55,856	$20,233
Depreciation	3,832	721	286
Exploration (note 6)	5,501,729	4,329,936	1,168,394
Exploration - stock-based compensation (note 7(d))	426,178	–	–
Legal, accounting and audit	29,977	72,315	43,823
Office and administration	521,557	454,190	211,913
Property investigations	–	–	99,159
Shareholder communication	578,476	164,031	6,944
Stock-based compensation (note 7(d))	1,248,886	–	–
Trust and filing	39,125	24,768	12,763
	8,429,779	5,101,817	1,563,515

Other items
Foreign exchange loss (gain)	(62,206)	37,655	(7,876)
Gain on disposal of equipment	(3,403)	–	–
Interest income	(64,709)	(26,979)	(100,755)
	(130,318)	10,676	(108,631)

Loss for the year	$8,299,461	$5,112,493	$1,454,884

Weighted average number of
common shares outstanding	23,386,208	12,562,113	7,448,167

Basic and diluted loss per share	$0.35	$0.41	$0.20

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

	Years ended December 31
	2003	2002	2001
Deficit, beginning of year	$(11,200,387)	$(6,087,894)	$(4,633,010)
Loss for the year	(8,299,461)	(5,112,493)	(1,454,884)
Deficit, end of year	$(19,499,848)	$(11,200,387)	$(6,087,894)

The accompanying notes are an integral part of these consolidated financial statements

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Years ended December 31
Cash provided by (applied to):	2003	2002	2001

Operating activities
Loss for the year	$(8,299,461)	$(5,112,493)	$(1,454,884)
Items not involving cash
Depreciation	3,832	721	286
Gain on disposal of assets	(3,403)	–	–
Shares issued for property option payments	–	995,000	–
Stock-based compensation	1,675,064	13,271	–
Changes in non-cash working capital items
Accounts payable and accrued liabilities	(28,917)	(9,330)	179,389
Amounts receivable and prepaids	(50,311)	(126,112)	(35,610)
Balances receivable from and payable to
related parties	351,701	(165,121)	371,218
	(6,351,495)	(4,404,064)	(939,601)

Investing activities
Proceeds on disposal of equipment	3,403	–	–
Purchase of equipment	(13,056)	–	(2,488)
	(9,653)	–	(2,488)

Financing activities
Common shares issued for cash, net of issue costs	9,378,460	2,133,260	634,375
Subscriptions received	–	650,000	–
	9,378,460	2,783,260	634,375

Increase (decrease) in cash and equivalents	3,017,312	(1,620,804)	(307,714)
Cash and equivalents, beginning of year	424,152	2,044,956	2,352,670

Cash and equivalents, end of year	$3,441,464	$424,152	$2,044,956

The accompanying notes are an integral part of these consolidated financial statements

Supplemental Disclosure of Non-Cash Financing Activities
During the year ended December 31, 2003 the Company issued 1,700,000 common shares for a private placement, of which $650,000 was received in December 2002, with balance in January 2003.

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the year ended December 31, 2003 (Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, and its principal business activity is the exploration of mineral properties. Its principal mineral property interests are located in Alaska, USA.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. As described in note 12, these principles differ in certain respects from principles and practices generally accepted in the United States.

The Company has a wholly owned subsidiary, Northern Dynasty Mines Inc., incorporated under the laws of the State of Alaska, USA. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All material intercompany balances and transactions have been eliminated.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, which are readily convertible to known amounts of cash.

(b)	Equipment

Equipment is recorded at cost and is depreciated over its estimated useful life using the declining balance method at various rates ranging from 20% to 30% per annum.

(c)	Mineral property interests

The acquisition costs of mineral properties are deferred until the properties are placed into production, sold or abandoned. These deferred costs are amortized on a unit-of-production basis over the estimated useful life of the related properties following the commencement of production, or written off if the properties are allowed to lapse or are abandoned. If the deferred mineral property costs are determined not to be recoverable over the estimated useful life or are less than estimated fair market value, the unrecoverable portion is charged to earnings in that period.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, on the date of issue or as otherwise

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the year ended December 31, 2003 (Expressed in Canadian Dollars)

provided under the agreement terms for the mineral property interest. Costs for properties for which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred or until a feasibility study has determined that the property is capable of commercial production.

Exploration costs and option payments are expensed in the period incurred.

Administrative expenditures related to exploration activities are expensed in the period incurred.

(d)	Share capital

Common shares issued for mineral property interests are recorded at the fair market value based upon the trading price of the shares on the TSX Venture Exchange on the date of issue or as otherwise provided under the terms of the agreement to issue the shares.

The proceeds from common shares issued pursuant to flow-through share financing agreements are credited to share capital as the tax benefits of the exploration expenditures incurred pursuant to these agreements are transferred to the purchaser of the flow-through shares.

Share issue costs are deducted from share capital.

(e)	Stock-based compensation

The Company has a share option plan which is described in note 7(d). The Company accounts for all non-cash stock-based payments and awards that are direct awards of stock, that call for settlement in cash or other assets, or that are share appreciation rights which call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, using the fair value based method.

Under the fair value based method, stock-based payments are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash stock-based payments is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Under the fair value based method, compensation cost attributable to awards that are direct awards of shares, or share appreciation rights which call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards which call for settlement in cash or other assets is measured at fair value at the grant date and recognized over the vesting period. For awards that vest at the end of a vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

Consideration received upon the exercise of share options is credited to share capital.

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the year ended December 31, 2003 (Expressed in Canadian Dollars)

(f)	Foreign currency translation

All of the Company's foreign subsidiaries are considered integrated.

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at average exchange rates for the period. Depreciation is translated at the same exchange rates as the assets to which it relates.

Foreign exchange gains or losses are expensed.

(g)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carryforwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

The Company's accounting policy for future income taxes currently has no effect on the financial statements of any of the periods presented.

(h)	Loss per share

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

Diluted loss per share has not been presented as the effect of the outstanding options and warrants would be anti-dilutive.

(i)	Fair value of financial instruments

The carrying values of cash and equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair value due to their short term nature. The Company is not exposed to significant credit risk or interest rate risk.

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the year ended December 31, 2003 (Expressed in Canadian Dollars)

(j)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of potential impairments of asset values, and rates for depreciation of equipment, as well as the assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ from those estimates.

(k)	Comparative figures

Certain of the prior years' comparative figures have been reclassified to conform to the financial statement presentation adopted for the current year.

4.	EQUIPMENT

		Accumulated	Net Book
	Cost	Depreciation	Value
December 31, 2003
Site equipment	$15,387	$15,387	$–
Vehicles	–	–	–
Computer equipment	15,544	3,507	12,037
	$30,931	$18,894	$12,037

December 31, 2002
Site equipment	$15,387	$14,660	$727
Vehicles	4,335	4,239	96
Computer equipment	2,488	498	1,990
	$22,210	$19,397	$2,813

5.	MINERAL PROPERTY INTERESTS

(a)	Pebble Property

On November 1, 2001, the Company acquired the rights to two options granted by Teck Cominco American Incorporated ("Teck Cominco") respecting its Pebble property in southwestern Alaska.

The two options granted by Teck Cominco were acquired by the Company through an agreement with Hunter Dickinson Group Inc. ("HDGI"), a private company which is related by virtue of certain directors in common. The Company was assigned, at HDGI's cost, an 80% interest, with the right to acquire a 100% interest, in the two Teck Cominco options. HDGI's costs of $584,655 included the staking of 134 claims to expand the property along with 30 km of induced polarization surveying over the new claims.

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the year ended December 31, 2003 (Expressed in Canadian Dollars)

The first option enables the Company to explore the Pebble property for more than two years prior to electing to purchase a 100% interest in the Pebble deposit, free from any underlying royalty. This option was extended by one year in an agreement dated December 19, 2002 whereby the Company issued Teck Cominco 200,000 shares for the one year deferral. The Company can elect to (a) purchase the 36 claims covering the Pebble deposit by paying Teck Cominco US$10 million, in cash or shares with the same cash equivalency, prior to November 30, 2004, and (b) purchase the 20% HDGI interest in shares at its independently appraised value. If the Company elects to issue shares to Teck Cominco in lieu of cash, the Company can manage the sale of any shares that Teck Cominco wishes to sell. Teck Cominco's resale proceeds will be credited and any share resale shortfall must be made up by the Company. Interim payments to Teck Cominco were also required, including US$250,000, in cash or shares with the same cash equivalency, prior to December 31, 2001 (which was paid), plus 500,000 two-year share purchase warrants exercisable at $0.75 (which were issued on December 31, 2001) and a cumulative total of 1,000,000 shares (500,000 were issued on March 27, 2002 and 500,000 were issued on December 19, 2002) and 750,000 warrants (500,000 were issued on March 27, 2002 exercisable at $1.15 and 250,000 were issued on December 31, 2002 exercisable at $0.60) in two tranches before December 31, 2002. If the Company purchases the Resource Lands under the first option, it also has the right under the second option to earn a 50% interest in the adjacent Exploration Lands by completing 60,000 feet (to December 31, 2003, 43,016 feet had been completed) of drilling before November 30, 2004. Upon the Company completing the drilling and exercising the first option, Teck Cominco can either form a 50/50 joint venture, or sell its 50% interest in the Exploration Lands to the Company for US$4 million and a 5% net profits interest.

(b)	Pickle Lake Joint Venture

The Company holds a 37.5% participating joint venture interest, subject to a 2.5% net profits interest ("NPI") held by the original owners, in certain mineral properties in northwestern Ontario under the Pickle Lake Joint Venture. The Company is searching for additional joint venture partners to fund further exploration on these properties. The Company continues to maintain these claims in good standing.

( c)	Little Bald Mountain

The Company holds an 8.1% net profits interest in the Little Bald Mountain property in Nevada, USA, which may be acquired by Placer Dome U.S. Inc. by annual election, for an option payment of $1,500,000 before December 1995, escalating by $500,000 for each successive year thereafter. The option expired on December 31, 2003.

(d)	Farmout Agreement

In December 2003, the Company entered into a Farmout Agreement (the "Agreement") with Taseko Mines Limited ("Taseko"), a public company with certain directors in common with the Company. Under the terms of the Agreement, Taseko granted to the Company rights to earn joint venture working interests, subject to a maximum of $650,000, on certain exploration properties located in the vicinity of the Gibraltar mine property. For a period of 150 days after the Company has earned its working interests, Taseko has the right to purchase, at its option, the Company's earned interests for cash or common share consideration aggregating 110% of the Company's earn- in amount. If Taseko elects to issue common shares, the common shares to be issued upon

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the year ended December 31, 2003 (Expressed in Canadian Dollars)

exercise will be valued at the weighted average ten-day trading price as traded on the TSX Venture Exchange.

During the year ended December 31, 2003, the Company had earned an interest in these properties to the extent of $650,000.

Subsequent to the year end and subject to regulatory consent, Taseko exercised its right to purchase the Company's interests by issuing 256,272 common shares of Taseko for total consideration of $715,000.

6.	EXPLORATION EXPENSES

	Pebble	Other	Years ended December 31
	Property	Property	2003	2002
	(note 5(a))	(note 5(d))
Assay and analysis	$290,771	$–	$290,771	$118,948
Drilling	2,050,068	650,000	2,700,068	1,142,867
Engineering	83,301	–	83,301	39,313
Equipment rental	27,648	–	27,648	32,012
Freight	53,275	–	53,275	70,685
Geological	620,908	1,275	622,183	629,082
Graphics	99,932	–	99,932	121,340
Helicopter/fixed wing	632,331	–	632,331	601,641
Option payments	–	–	–	995,000
Property fees/assessment	195,389	–	195,389	46,353
Site activities	723,326	–	723,326	497,291
Socioeconomic	5,858	–	5,858	3,642
Travel and accommodation	67,647	–	67,647	31,762
Exploration expenses incurred during
the year (to statement of operations)	$4,850,454	$651,275	$5,501,729	$4,329,936
Stock-based compensation			426,178	–
Exploration expenses, including stock-based compensation,
incurred during the year			5,927,907	4,329,936
Cumulative exploration expenses,
beginning of year			5,498,330	1,168,394
Cumulative exploration expenses,
end of year			$11,426,237	$5,498,330

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the year ended December 31, 2003 (Expressed in Canadian Dollars)

7.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of 100,000,000 common shares, without par value.

(b)	Issued and outstanding common shares

		Number
Common shares issued:	Price	of Shares	Amount
Balance, December 31, 2001		9,292,455	$7,907,717
Private placement (net of issue costs)	$0.34	1,176,470	391,317
Private placement (net of issue costs)	0.50	2,000,000	890,700
Private placement (net of issue costs)	1.05	197,548	189,793
Share purchase options exercised	0.40	310,750	124,300
Share purchase options exercised	0.55	13,000	7,150
Property option payments (note 5(a))	0.60	700,000	420,000
Property option payments (note 5(a))	1.15	500,000	575,000
Share purchase warrants exercised	0.40	1,325,000	530,000
Balance, December 31, 2002		15,515,223	11,035,977
Private placement January 2003, net of issue costs (i)	0.50	1,700,000	809,654
Private placement July 2003, net of issue costs (ii)	0.72	6,944,445	4,979,549
Share purchase options exercised	0.40	981,500	392,600
Share purchase options exercised	0.43	8,000	3,440
Share purchase options exercised	0.50	12,500	6,250
Share purchase options exercised	0.75	12,500	9,375
Warrants exercised	0.40	775,000	310,000
Warrants exercised	0.45	1,176,470	529,412
Warrants exercised	0.60	1,910,000	1,146,000
Warrants exercised	0.62	2,000,000	1,240,000
Warrants exercised	0.75	500,000	375,000
Warrants exercised	1.15	197,548	227,180
Balance, December 31, 2003		31,733,186	$21,064,437

(i)
On January 14, 2003, the Company completed a private placement consisting of 1,300,000 flow-through units and 400,000 non flow-through units at $0.50 each. Each flow-through unit was comprised of a flow-through common share and a two-year non-flow-through share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $0.60 until January 14, 2005. The non flow-through units were comprised of one common share and one two-year share purchase warrant with the same warrant terms. As at December 31, 2002, the Company had received $650,000 in respect of the flow- through portion of the private placement.

(ii)
On July 31, 2003, the Company completed a private placement consisting of 6,944,445 units at a price of $0.72 per unit. Each unit was comprised of one common share and one warrant exercisable to purchase an additional common share at a price of $0.90 until June 12, 2004. All shares issued pursuant to the private placement financing and upon the exercise of the warrants have a hold period expiring July 31, 2004.

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the year ended December 31, 2003 (Expressed in Canadian Dollars)

Subsequent to the year-end, on March 16, 2004, the Company completed a $22 million private placement equity financing by issuing 2,750,000 units at $8.00 each. Each unit was comprised of a common share and one half warrant. Each whole warrant entitles the holder to purchase one common share at a price of $9.00 until March 16, 2005.

(c)	Share purchase warrants

The continuity of share purchase warrants (each warrant exercisable into one common share) for the year ended December 31, 2003 is:

	Exercise	Dec. 31			Expired/	Dec. 31
Expiry date	Price	2002	Issued	Exercised	Cancelled	2003
July 16, 2003	$0.40	775,000	–	(775,000)	–	–
December 27, 2003	$1.15	197,548	–	(197,548)	–	–
December 31, 2003	$0.75	500,000	–	(500,000)	–	–
February 20, 2004	$0.45	1,176,470	–	(1,176,470)	–	–
March 27, 2004	$1.15	500,000	–	–	–	500,000
April 19, 2004	$0.62	2,000,000	–	(2,000,000)	–	–
June 12, 2004	$0.90	–	6,944,445	–	–	6,944,445
December 31, 2004	$0.60	250,000	–	(250,000)	–	–
January 14, 2005	$0.60	–	1,700,000	(1,660,000)	–	40,000
		5,399,018	8,644,445	(6,559,018)	–	7,484,445

Weighted average exercise price		$0. 63	$0.84	$0.58	$–	$0.92

Subsequent to December 31, 2003,

  10,000 share purchase warrants were exercised at $0.60,
  500,000 share purchase warrants were exercised at $1.15.

The continuity of share purchase warrants (each warrant exercisable into one common share) for the year ended December 31, 2002 is:

	Exercise	Dec. 31			Expired/	Dec. 31
Expiry date	Price	2001	Issued	Exercised	Cancelled	2002
July 16, 2003	$0.40	2,100,000	–	(1,325,000)	–	775,000
December 27, 2003	$1.15	–	197,548	–	–	197,548
December 31, 2003	$0.75	500,000	–	–	–	500,000
February 20, 2004	$0.45	–	1,176,470	–	–	1,176,470
March 27, 2004	$1.15	–	500,000	–	–	500,000
April 19, 2004	$0.62	–	2,000,000	–	–	2,000,000
December 31, 2004	$0.60	–	250,000	–	–	250,000
		2,600,000	4,124,018	(1,325,000)	–	5,399,018

Weighted average exercise price		$0.47	$0.66	$0.40	$–	$0.63

(d)	Share purchase option compensation plan

The Company has a share purchase option compensation plan approved by the shareholders that allows it to grant up to 3,600,000 share purchase options, vesting over up to two years, subject to regulatory terms and approval, to its employees, officers, directors and consultants. The exercise

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the year ended December 31, 2003 (Expressed in Canadian Dollars)

price of each option can be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of five years and terminate 30 days following the termination of the optionee's employment, except in the cases of retirement or death. The vesting of the options occurs six, twelve, and eighteen months after the grant dates, with one-third vested every six months.

The continuity of share purchase options for the year ended December 31, 2003 is:

	Exercise	Dec. 31			Expired /	Dec. 31
Expiry date	Price	2002	Granted	Exercised	Cancelled	2003
February 12, 2003	$0.43	8,000	–	(8,000)	–	–
May 15, 2004 (i)	$0.40	1,070,250	–	(981,500)	–	88,750
December 20, 2004	$0.50	119,000	–	(12,500)	–	106,500
May 9, 2005	$0.75	–	107,500	(12,500)	–	95,000
July 29, 2005	$0.94	–	50,000	–	–	50,000
July 29, 2005	$1.18	–	15,500	–	–	15,500
July 29, 2005	$2.35	–	315,000	–	–	315,000
July 29, 2005	$2.30	–	7,500	–	–	7,500
November 30, 2005	$5.00	–	1,535,000	–	–	1,535,000
November 30, 2005	$5.05	–	38,000	–	–	38,000
		1,197,250	2,068,500	(1,014,500)	–	2,251,250

Weighted average exercise price		$0.41	$4.24	$0.41	$–	$3.93

(i)	Subsequent to December 31, 2003,

  88,750 share purchase options were exercised at $0.40,
  67,666 share purchase options were exercised at $0.50,
  20,000 share purchase options were exercised at $0.75,
  5,000 share purchase options were exercised at $1.18, and
  10,666 share purchase options were exercised at $5.00.

The continuity of share purchase options for the year ended December 31, 2002 is:

	Exercise	Dec. 31			Expired /	Dec. 31
Expiry date	Price	2001	Granted	Exercised	Cancelled	2002
February 17,2002	$0.55	13,000	–	(13,000)	–	–
February 12, 2003	$0.43	8,000	–	–	–	8,000
May 15, 2004	$0.40	1,388,500	–	(310,750)	(7,500)	1,070,250
December 20, 2004	$0.50	–	119,000	–	–	119,000
		1,409,500	119,000	(323,750)	(7,500)	1,197,250

Weighted average exercise price		$0.40	$0.50	$0.41	$0.40	$0.41

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the year ended December 31, 2003 (Expressed in Canadian Dollars)

The exercise prices of all share purchase options granted during the year were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted during 2003 and 2002 have been reflected in the statement of operations as follows:

	Years ended December 31,
Exploration	2003	2002
Engineering	$57,822	$–
Environmental, socioeconomic and land	22,698	–
Geological	345,658	–
	426,178	–
Operations and administration	1,248,886	13,271
Total compensation cost recognized in operations,
credited to contributed surplus	$1,675,064	$13,271

The weighted average assumptions used to estimate the fair value of options granted during 2003 and 2002 were:

Risk-free interest rate	3%
Expected life	2.06 years
Vesting period	0-18 months
Expected Volatility	92%
Expected dividend yield	nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's share purchase options.

(e)	Contributed surplus

	Balance, December 31, 2001 and 2000	$–
	Changes during 2002:
	Non-cash stock-based compensation to non-employees	13,271
	Contributed surplus, December 31, 2002	13,271
	Changes during 2003:
	Non-cash stock-based compensation	1,675,064
	Contributed surplus, December 31, 2003	$1,688,335

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the year ended December 31, 2003 (Expressed in Canadian Dollars)

8.	RELATED PARTY BALANCES AND TRANSACTIONS

	Years ended
Transactions	December 31, 2003	December 31, 2002
Services rendered and expenses reimbursed
Hunter Dickinson Inc. (a)	$1,257,404	$1,227,425
Hunter Dickinson Group Inc. (b)	22,320	28,698

Balances receivable (payable)	December 31, 2003	December 31, 2002
Hunter Dickinson Inc. (a)	$(279,201)	$79,350
Hunter Dickinson Group Inc. (b)	(4,879)	(11,729)
	$(284,080)	$67,621

(a)
Hunter Dickinson Inc. ("HDI") is a private company with certain directors in common that provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost-recovery basis pursuant to an agreement dated December 31, 1996. The balances payable to HDI has resulted from advances by HDI to the Company and from services rendered to, but not yet paid for by the Company.

(b)
Hunter Dickinson Group Inc. ("HDGI") is a private company with certain directors in common that provide consulting services at market rates to the Company. The balances payable to HDGI have resulted from the services rendered to, but not yet paid for by the Company.

9.	INCOME TAXES

As at December 31, 2003, Northern Dynasty Minerals Ltd., the Canadian parent company had the following amounts available to reduce future taxable income, the future tax benefits of which have not been reflected in the accounts, as it cannot be considered more likely than not that these amounts will be utilized.

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the year ended December 31, 2003 (Expressed in Canadian Dollars)

The following non-capital and capital losses, approximately, are available to reduce future taxable income:

Expiry Date
2004	$53,000
2005	54,000
2006	–
2007	–
2008	25,000
2009	306,000
2010	813,000
2011	1,158,000
Total non-capital losses	2,409,000
Capital losses carried forward	2,544,000
Excess of aggregate tax cost of equipment over net book value	–
Total losses and excess equipment tax costs available	$4,953,000

10.	SEGMENTED INFORMATION

The Company operates in a single reportable operating and geographic segment, the exploration and development of mineral properties in Alaska, USA.

11.	SUBSEQUENT EVENTS

Subsequent to December 31, 2003, the Company:

(a) issued 510,000 common shares pursuant to the exercise of warrants (note 7(c)),

(b) issued 192,082 common shares pursuant to the exercise of share purchase options (note 7(d)), and

(c) completed a $22 million private placement equity financing (note 7(b)).

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

(a)	Mineral property costs

The Company's policy of expensing all property costs except where an outright property interest has been acquired results in an accounting treatment for these costs which the Company considers to be materially congruent with US GAAP. Accordingly, the Company considers that no US/Canadian GAAP difference exists with respect to mineral property costs in these consolidated financial statements.

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the year ended December 31, 2003 (Expressed in Canadian Dollars)

(b)	Stock options

United States Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation" , requires that stock-based compensation be accounted for based on a fair value methodology, although, in certain instances, it allows the effects to be disclosed in the notes to the financial statements rather than in the statement of operations. SFAS 123 also allows an entity to continue to measure compensation costs for stock-based compensation plans using the intrinsic value based method of accounting as prescribed by APB Opinion No. 25 ("APB 25"), which is comparable to Canadian GAAP prior to January 1, 2003. To December 31, 2002, the Company had elected to measure compensation cost for those plans using APB 25 for US GAAP purposes.

United States Statement of Financial Accounting Standards 148 ("SFAS 148"), "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123" , permits the Company to adopt a fair value methodology on a prospective basis. Effective January 1, 2003, for US GAAP purposes the Company prospectively adopted the fair value method of accounting for stock-based compensation, a treatment consistent with the accounting treatment used for Canadian GAAP.

Under APB 25, compensation cost must be recognized for all compensatory stock options granted whenever the market price of the Company's shares on the date of grant exceeds the exercise price. The policies of the TSX Venture Exchange permit the issuance of options with exercise prices discounted up to 25% from the closing market value at the date of granting. Such a discount, if provided option holders, would give rise to a compensation expense under U.S. GAAP as noted above. However, the Company has to date only granted stock options where the exercise price is based on the fair value of the stock at the date of the grant and, accordingly, under U.S. GAAP, would not have recognized any compensation costs.

See note 7(d) for a summary of the changes in the Company's share options for the 2003 and 2002 fiscal years.